RESULTS OF SHAREHOLDER VOTES

The Annual Meeting of Shareholders of the Fund was held on September 28, 2005 and reconvened on October 31, 2005. At the meeting, shareholders voted on the election of directors and the approval of a new investment advisory agreement with MBIA CMC.

With regard to the election of the following directors of the Fund:




With regard to the approval of the new investment advisory agreement: